SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Pioneer Southwest Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

72388B 106

(CUSIP Number)

Mark S. Berg

Pioneer Southwest Energy Partners L.P.

5205 N. O’Connor Blvd., Suite 200

Irving, Texas 75039

Tel: (972) 444-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 72388B 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources Company 75-2702753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Pioneer Natural Resources USA, Inc. is the record holder of these Common Units. See Item 5 of Schedule 13D.

Common Unit CUSIP No. 72388B 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Pioneer Natural Resources USA, Inc. 75-2516853
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Pioneer Natural Resources Company may be deemed to beneficially own these Common Units. See Item 5 of Schedule 13D.

AMENDMENT NO. 4 TO SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive offices at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039, and amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2008 by Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), and Pioneer Natural Resources USA, Inc., a Delaware corporation (“Pioneer USA” and, collectively with Pioneer, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed with the Commission on December 16, 2011, as further amended by Amendment No. 2 thereto filed with the Commission on May 7, 2013, and as further amended by Amendment No. 3 thereto filed with the Commission on August 12, 2013 (as amended, the “Original Schedule 13D”). This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended as follows. The table of Listed Persons is hereby amended such that each number in the last column of such table entitled “Amount Beneficially Owned” is zero (0), indicating that, following consummation of, and as a result of, the Merger, no Listed Person is the beneficial owner of Common Units.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist entirely of newly issued shares of Pioneer common stock as described in Item 4. No consideration was paid in respect of the Post-Closing Merger (as defined below).

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraphs:

On December 17, 2013, PNR Acquisition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Pioneer (“MergerCo”), merged with and into the Issuer (the “Merger”), with the Issuer surviving the merger as an indirect wholly-owned subsidiary of Pioneer, pursuant to that certain Agreement and Plan of Merger dated as of August 9, 2013, as amended by that certain Amendment No. 1 thereto dated as of October 25, 2013, by and among Pioneer, Pioneer USA, MergerCo, the Issuer and Pioneer Natural Resources GP LLC, a Delaware limited liability company and the general partner of the Issuer (as amended, the “Merger Agreement”). Under the terms of the Merger Agreement, all outstanding Common Units, other than those owned by Pioneer USA, were cancelled and, other than Common Units with respect to which a demand for appraisal was made, converted into the right to receive 0.2325 of a share of common stock, par value $0.01 per share, of Pioneer per Common Unit, with any fractions of shares of Pioneer common stock otherwise issuable to any unitholder being aggregated with respect to such unitholder and rounded up to the nearest whole share of Pioneer common stock.

Following the completion of the Merger, on December 18, 2013, Pioneer USA, as the sole limited partner of the Issuer and sole member of the Issuer’s general partner, caused the Issuer, the Issuer’s general partner, and all entities owned by the Issuer to be merged with and into Pioneer USA, with Pioneer USA surviving (the “Post-Closing Merger”). As a result of the Post-Closing Merger, Pioneer and Pioneer USA no longer hold any Common Units of the Issuer.

The foregoing descriptions of the Merger Agreement as amended by Amendment No. 1 thereto is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1 thereto, which are attached as Exhibit 2.1 and Exhibit 2.2 hereto, respectively, and incorporated herein by reference into this Item 4.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to add the following paragraph:

As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference), neither the Reporting Persons nor the Listed Persons own any Common Units of the Issuer. Therefore, the Reporting Persons and the Listed Persons ceased to be the beneficial owners of more than 5% of publicly-traded Common Units of the Issuer. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

2.2	Amendment No. 1, entered into as of October 25, 2013, to Agreement and Plan of Merger, dated as of August 9, 2013, by and among Pioneer Natural Resources Company, a Delaware corporation, Pioneer Natural Resources USA, Inc., a Delaware corporation, PNR Acquisition Company, LLC, a Delaware limited liability company, Pioneer Southwest Energy Partners L.P., a Delaware limited partnership, and Pioneer Natural Resources GP LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, File No. 001-34032, filed with the Commission on October 31, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2013	PIONEER NATURAL RESOURCES COMPANY

	By:	/s/ Mark S. Berg
Mark S. Berg
Executive Vice President and General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2013	PIONEER NATURAL RESOURCES USA, INC.

	By:	/s/ Mark S. Berg
Mark S. Berg
Executive Vice President and General Counsel

EXHIBIT INDEX

The Exhibit Index is amended to include the following exhibits:

2.2	Amendment No. 1, entered into as of October 25, 2013, to Agreement and Plan of Merger, dated as of August 9, 2013, by and among Pioneer Natural Resources Company, a Delaware corporation, Pioneer Natural Resources USA, Inc., a Delaware corporation, PNR Acquisition Company, LLC, a Delaware limited liability company, Pioneer Southwest Energy Partners L.P., a Delaware limited partnership, and Pioneer Natural Resources GP LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, File No. 001-34032, filed with the Commission on October 31, 2013).